UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-I

(Amendment No. 1)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

RBS Capital Trust I
RBS Capital Trust II
RBS Capital Trust III
RBS Capital Trust IV
and
The Royal Bank of Scotland Group plc

(Name of Subject Company (Issuer))

The Royal Bank of Scotland Group plc

(Names of Filing Persons (Offeror))

The Royal Bank of Scotland Group plc	American Depositary Shares, Series F, each representing one Non-Cumulative Dollar Preference Shares, Series F	780097804

The Royal Bank of Scotland Group plc	American Depositary Shares, Series H each representing one Non-Cumulative Dollar Preference Shares, Series H	780097879

The Royal Bank of Scotland Group plc	American Depositary Shares, Series L each representing one Non-Cumulative Dollar Preference Shares, Series L	780097788

The Royal Bank of Scotland Group plc	American Depositary Shares, Series M each representing one Non-Cumulative Dollar Preference Shares, Series M	780097796

The Royal Bank of Scotland Group plc	American Depositary Shares, Series N each representing one Non-Cumulative Dollar Preference Shares, Series N	780097770

The Royal Bank of Scotland Group plc	American Depositary Shares, Series P each representing one Non-Cumulative Dollar Preference Shares, Series P	780097762

The Royal Bank of Scotland Group plc	American Depositary Shares, Series Q each representing one Non-Cumulative Dollar Preference Shares, Series Q	780097754

The Royal Bank of Scotland Group plc	American Depositary Shares, Series R each representing one Non-Cumulative Dollar Preference Shares, Series R	780097747

The Royal Bank of Scotland Group plc	American Depositary Shares, Series S each representing one Non-Cumulative Dollar Preference Shares, Series S	780097739

The Royal Bank of Scotland Group plc	American Depositary Shares, Series T each representing one Non-Cumulative Dollar Preference Shares, Series T	780097713

The Royal Bank of Scotland Group plc	American Depositary Shares, Series U each representing one Non-Cumulative Dollar Preference Shares, Series U	780097AU5

The Royal Bank of Scotland Group plc	Dollar Perpetual Regulatory tier one securities, Series 1	780097AH4

The Royal Bank of Scotland Group plc	6.990% Fixed Rate/Floating Rate Preferred Capital Securities	780097AS0 and 032386504

RBS Capital Trust I	4.709% Non-cumulative Trust Preferred Securities	749274AA4

RBS Capital Trust II	6.425% Non-cumulative Trust Preferred Securities	74927PAA7

RBS Capital Trust III	5.512% Non-cumulative Trust Preferred Securities	74927QAA5

RBS Capital Trust IV	Floating Rate Non-Cumulative Trust Preferred Securities	74927FAA9
(Issuer)	(Title of Classes of Securities)	(CUSIP Number of Class of Securities (Underlying Common Stock))

Miller McLean
Group General Counsel and Group Secretary
RBS Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
United Kingdom
Tel: +44 (0) 131 523 2333
Fax: +44 (0) 131 626 3081
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to

Jeffrey C. Cohen, Esq.
Tom B. Shropshire, Jr., Esq.
Linklaters LLP
1345 Avenue of the Americas
New York, NY 10105
Tel: +1 (212) 903 9000
Fax: +1 (212) 903 9100

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (1)(2)(3)
$2,539,429,172	$181,061.30

(1)                               Estimated solely for purposes of determining the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, the Transaction Valuation was calculated assuming that (i) a maximum of $685,571,000 principal amount of the outstanding Dollar Perpetual Regulatory tier one securities, Series 1, are being purchased at a purchase price of $860.00 per $1000 principal amount tendered, plus accrued dividend, interest or other periodic distributions, resulting in an aggregate purchase price of $594,834,307 for such securities; (ii) a maximum of 10,800,000 of the outstanding American Depositary Shares, Series C, each representing one Non-Cumulative Dollar Preference Share, Series C, issued by National Westminster Bank PLC (“NatWest”) are being purchased by NatWest at a purchase price of $21.25 per American Depositary Share, plus accrued dividend, interest or other periodic distributions, resulting in an aggregate purchase price of $232,992,000 for such securities; (iii) a maximum of 7,200,000 of the outstanding American Depositary Shares, Series F, each representing one Non-Cumulative Dollar Preference Share, Series F, are being purchased at a purchase price of $20.00 per American Depositary Share, plus accrued dividend, interest or other periodic distributions, resulting in an aggregate purchase price of $145,950,750 for such securities; (iv) a maximum of 10,800,000 of the outstanding American Depositary Shares, Series H, each representing one Non-Cumulative Dollar Preference Share, Series H, are being purchased at a purchase price of $19.25 per American Depositary Share, plus accrued dividend, interest or other periodic distributions, resulting in an aggregate purchase price of $210,673,125 for such series; (v) a maximum of $563,605,000 aggregate principal amount of the outstanding 6.990% Fixed Rate/Floating Rate Preferred Capital Securities are being purchased at a purchase price of $740.00 per $100,000 principal amount tendered, plus accrued dividend, interest or other periodic distributions, resulting in an aggregate purchase price of $420,460,132 for such series; (vi) a maximum of $393,572,000 aggregate principal amount of the outstanding 6.425% Non-cumulative Trust Preferred Securities are being purchased at a purchase price of $670.00 per $1000 principal amount tendered, plus accrued dividend, interest or other periodic distributions, resulting in an aggregate purchase price of $272,543,690; (vii) a maximum of $321,925,000 aggregate principal amount of the outstanding 4.709% Non-cumulative Trust Preferred Securities are being purchased at a purchase price of $660.00 per $1000 principal amount tendered, plus accrued dividend, interest or other periodic distributions, resulting in an aggregate purchase price of $217,776,307; (viii) a maximum of 6,653 ($665,300,000 aggregate liquidation preference) of the outstanding American Depositary Shares, Series U, each representing one Non-Cumulative Dollar Preference Share, Series U, are being purchased at a purchase price of $660.00 per $100,000 principal amount tendered, plus accrued dividend, interest or other periodic distributions, resulting in an aggregate purchase price of $444,180,892 for such series and (ix) a maximum of $27,000 aggregate principal amount of the outstanding 5.512% Non-cumulative Trust Preferred Securities are being purchased at a purchase price of $660.00 per $1000 principal amount tendered, plus accrued dividend, interest or other periodic distributions, resulting in an aggregate purchase price of $17,968.82. Clause (ii) above is included solely for purposes of calculating and paying the filing fee on behalf of NatWest for the Schedule TO-I filed by NatWest on April 6, 2010; such series of securities is not part of the tender offer by The Royal Bank of Scotland Group plc.

(2)                               The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) and Fee Rate Advisory No. 5 for fiscal year 2010 issued by the Securities and Exchange Commission, equals $71.30 per million of the value of the transaction.

(3)                               Previously paid.

☒                               Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $181,061.30	Filing Party: The Royal Bank of Scotland Group plc

Form or Registration No.: Schedule TO-I	Date Filed: April 6, 2010

☐                                 Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                 third-party tender offer subject to Rule 14d-1.

☒                               issue tender offer subject to Rule 13e-4.

☐                                 going-private transaction subject to Rule 13e-3.

☐                                 amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Unless otherwise defined herein, capitalized terms used in this Schedule TO-I shall have the meaning given to them in the Offer to Purchase, which is attached hereto as Exhibit 99.(a)(1)(A).

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO-I (“Schedule TO-I”) amends the Schedule TO-I filed with the U.S. Securities and Exchange Commission on April 6, 2010 by The Royal Bank of Scotland Group plc (incorporated in Scotland with limited liability under the Companies Act 1948 to 1980, registered number SC045551) (“RBSG”). The Schedule TO-I relates to the offer to purchase for cash the securities listed in the table on pages (i) to (ii) (the “Securities”) of the Offer to Purchase dated April 6, 2010 (the “Offer to Purchase”), subject to the terms and conditions described in the Summary Term Sheet in the Offer to Purchase (except for the American Depositary Shares, Series C, representing 7.7600% Non-cumulative Dollar Preference Shares, Series C issued by National Westminster Bank Public Limited Company) and the accompanying letter of transmittal (the “Letter of Transmittal”).

RBSG is offering to purchase the Securities at a purchase price equal to the applicable Tender Offer Consideration listed in the table on pages (i) to (ii) of the Offer to Purchase for each series of Securities plus, in each case, Accrued Distributions (as defined in the Offer to Purchase), if any.

ITEMS 1, 4(a), 6(c), 7(a), 7(b), 7(d) and 11(b).

The response to the question “What is the market value of my Securities as of a recent date?” in the “Summary Term Sheet” on pages 4-5 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“On April 5, 2010, the last trading day before we publicly announced the Tender Offer, the last reported sales price of each of the Securities was as set forth below:

Securities Code	Acceptance Priority Level	Title of Securities and Trading Symbol (if available)	Public Market	Sales Price as Reported on the Relevant Public Market on April 5, 2010	Tender Offer Consideration(1) (as $ per Security Tendered or as a Percentage of Face Amount Tendered)

ISIN: US7800977479 CUSIP: 780097747	1	Series R ADSs (“RBS Pr R”)	New York Stock Exchange (the “NYSE”)	$12.65	$14.00 per Security

ISIN: US7800977628 CUSIP: 780097762	2	Series P ADSs (“RBS Pr P”)	NYSE	$12.73	$14.00 per Security

ISIN: US7800977966 CUSIP: 780097796	3	Series M ADSs (“RBS Pr M”)	NYSE	$12.85	$14.00 per Security

ISIN: US7800977701 CUSIP: 780097770	4	Series N ADSs (“RBS Pr N”)	NYSE	$12.75	$14.00 per Security

ISIN: US7800977396 CUSIP: 780097739	5	Series S ADSs (“RBS Pr S”)	NYSE	$13.24	$14.00 per Security

ISIN: US7800977545 CUSIP: 780097754	6	Series Q ADSs (“RBS Pr Q”)	NYSE	$13.37	$14.00 per Security

Securities Code	Acceptance Priority Level	Title of Securities and Trading Symbol (if available)	Public Market	Sales Price as Reported on the Relevant Public Market on April 5, 2010		Tender Offer Consideration(1) (as $ per Security Tendered or as a Percentage of Face Amount Tendered)

ISIN: US7800977131 CUSIP: 780097713	7	Series T ADSs (“RBS Pr T”)	NYSE	$14.39		$14.75 per Security

ISIN: US780097AU54 CUSIP: 780097AU5	8	Series U ADSs	Unlisted	$63.50	(2)	66% per face amount

ISIN: US7800977883 CUSIP: 780097788	9	Series L ADSs (“RBS Pr L”)	NYSE	$16.05		$16.25 per Security

ISIN: US7800978790 CUSIP: 780097879	10	Series H ADSs (“RBS Pr H”)	NYSE	$19.71		$19.25 per Security

ISIN: US7800978048 CUSIP: 780097804	11	Series F ADSs (“RBS Pr F”)	NYSE	$20.89		$20.00 per Security

ISIN: US6385398820 CUSIP: 638539882	12	NatWest Series C ADSs (“NWPRC”)	NYSE	$21.06		$21.25 per Security

ISIN: US74927FAA93 CUSIP: 74927FAA9	13	Capital Trust IV Preferred Securities	Unlisted	—	(3)	52% per face amount

ISIN: US749274AA41 CUSIP: 749274AA4	14	Capital Trust I Preferred Securities	Unlisted	$60.00	(4)	66% per face amount

ISIN: US74927QAA58 CUSIP: 74927QAA5	15	Capital Trust III Preferred Securities	Unlisted	$57.25	(4)	66% per face amount

ISIN: US74927PAA75 CUSIP: 74927PAA7	16	Capital Trust II Preferred Securities	Unlisted	—	(3)	67% per face amount

ISIN: US780097AS09 CUSIP: 780097AS0 and ISIN: XS0323865047 CUSIP: 032386504	17	Fixed/Floating Preferred Securities (“ROY.BK.SCOT A”)	LSE	—	(3)	74% per face amount

Securities Code	Acceptance Priority Level	Title of Securities and Trading Symbol (if available)	Public Market	Sales Price as Reported on the Relevant Public Market on April 5, 2010		Tender Offer Consideration(1) (as $ per Security Tendered or as a Percentage of Face Amount Tendered)

ISIN: US780097AH44 CUSIP: 780097AH4	18	Series 1 PROs (“RBSP1”)	NYSE	—	(3)	86% per face amount

Notes:

(1)	The Tender Offer Consideration does not include Accrued Distributions which will be paid by the Offerors in addition to the Tender Offer Consideration.

(2)	Per $100 face amount. As reported on April 5, 2010 on Trade Reporting and Compliance Engine™ (TRACE™) and shown in “Historical Price Range of the Securities”.

(3)	Official trading data is not available in April 2010.

(4)	Per $100 face amount. As reported on April 1, 2010 on TRACE™ and shown in “Historical Price Range of the Securities”.

We encourage you to obtain a recent quotation for your Securities before deciding whether or not to tender your Securities. Please see “Historical Price Range for your Securities”.”

ITEMS 4(a) and 6(c).

Clause (c) on page 23 of the Offer to Purchase under the heading “The Tender Offer—Procedures for Tendering Securities— Provisions Common to Tendering Securities, However Held” is hereby amended by adding the following statement at the end thereof:

“for the avoidance of doubt, the foregoing clauses (ii) and (iii) shall not apply to any existing rights or claims which have been or may be asserted with respect to the Securities regarding alleged violations of U.S. federal securities laws.”

ITEMS 4(a), 6(c), 11(a) and 11(b).

The last paragraph in “Certain Information Concerning the Offerors” on page 48 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“Please note that the Schedule TO-I to which this Offer to Purchase relates does not permit forward “incorporation by reference.” If a material change occurs in the information set forth in this Offer to Purchase, we will amend the Schedule TO-I accordingly.”

ITEM 11(b).

The first sentence in “Miscellaneous” on page 52 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“The Tender Offer is not being made to (nor will tenders be accepted from or on behalf of) Security Holders in any U.S. jurisdiction in which the making of the Tender Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.”

ITEMS 11(b) and 12.

Exhibit 99.(a)(1)(B) — Clause (c) on pages 7-8 of the Letter of Transmittal is hereby amended by adding the following statement at the end thereof:

“for the avoidance of doubt, the foregoing clauses (ii) and (iii) shall not apply to any existing rights or claims which have been or may be asserted with respect to the Securities regarding alleged violations of U.S. federal securities laws.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ David O’Loan

Name: David O’Loan

Title: Deputy Group Treasurer

Date: April 26, 2010

EXHIBIT INDEX

99.(a)(1)(A)	Offer to Purchase, dated April 6, 2010*

99.(a)(1)(B)	Letter of Transmittal, including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 *

99.(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

99.(a)(1)(D)	Letter to Clients*

99.(a)(5)	Press Release of The Royal Bank of Scotland Group plc and National Westminster Bank Public Limited Company, dated April 6, 2010.*

99.(b)	Not Applicable.

99.(d)	Not Applicable.

99.(g)	Not Applicable.

99.(h)	Not Applicable.

* Previously filed with the Schedule TO-I on April 6, 2010.